                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2003

                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)


                    [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                  Form 20-F  /X/                 Form 40-F  / /

                    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                        Yes  / /                        No  /X/

                    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________]

                                 ---------------

       This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding
     Corporation (Registration Statement No. 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998,
                 333-86934 and 333-86936) of DaimlerChrysler AG

                               DAIMLERCHRYSLER AG

         FORM 6-K: TABLE OF CONTENTS

         1. Interim Report to Stockholders for the three month period ended March 31, 2003

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and
"should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; whether the Chrysler Group, Freightliner, and Mitsubishi Motors can implement their turnaround plans; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

                                 DAIMLERCHRYSLER




















                                  INTERIM REPORT

                                     Q1 2003

CONTENTS


Business Review                                                 3
Mercedes Car Group                                              5
Chrysler Group                                                  6
Commercial Vehicles                                             7
Services                                                        8
Other Activities                                                9
Analysis of the Financial Situation                            11
Consolidated Financial Statements                              14
Notes to Consolidated Financial Statements                     18
Financial Diary                                                27




DAIMLERCHRYSLER                                            Q1 03            Q1 03           Q1 02      CHANGE
AMOUNTS IN MILLIONS                                      US $ 1)           [EURO]          [EURO]        IN %
-------------------------------------------------------------------------------------------------------------
Revenues                                                  36,730           33,697          36,907         -9 2)
European Union                                            12,323           11,305          10,754         +5
     Germany                                               5,864            5,380           5,015         +7
USA                                                       18,263           16,755          20,066        -17
Other markets                                              6,144            5,637           6,087         -7
Employees (March 31)                                                      367,962         372,084         -1
Research and development costs                             1,559            1,430           1,398         +2
Investment in property, plant and equipment                1,777            1,630           1,595         +2
Cash provided by operating activities                      4,329            3,972           4,073         -2
Operating profit                                           1,529            1,403           3,080        -54
Net income                                                   641              588           2,503        -77
   per share (in US $/[EURO])                               0.63             0.58            2.49        -77



1) Rate of exchange: [EURO]1 = US $ 1.0900 (based on the noon buying rate on March 31, 2003).
2)    A 2% increase after adjusting for effects of currency translation.


                                                         OPERATING                                                 EARNINGS
                         REVENUES                         PROFIT                        NET INCOME                 PER SHARE
                   IN BILLIONS OF [EURO]           IN BILLIONS OF [EURO]           IN BILLIONS OF [EURO]           IN [EURO]
                   2002            2003            2002            2003             2002            2003        2002       2003
------------------------------------------------------------------------------------------------------------------------------------
Q1                 36.907          33.697           3.080           1.403            2.503           0.588      2.49     0.58
Q2                 39.337               -           1.682               -            1.108               -      1.10        -
Q3                 36.338               -           1.539               -            0.780               -      0.77        -
Q4                 37.001               -           0.553               -            0.327               -      0.16        -


Share Price Index
(as of December 30, 2002)


                                                                               MSCI AUTOMOBILES
                                      DAIMLERCHRYSLER           DAX                 INDEX
December 30, 2002                                100            100                       100
January 15, 2003                                  99            105                       101
February 3, 2003                                 100             95                       100
February 17, 2003                                 97             94                        95
March 3, 2003                                     97             88                        95
March 17, 2003                                    91             86                        87
April 1, 2003                                     91             85                        85
April 16, 2003                                   100            100                        96


                                                      Interim Report Q1 2003 | 3

       BUSINESS REVIEW

       STRONG OPERATING RESULT DESPITE DIFFICULT MARKETS


- GROUP OPERATING PROFIT OF [EURO] 1.4 BILLION (Q1 2002: [EURO] 3.1 BILLION, INCLUDING A SIGNIFICANT GAIN ON THE SALE OF REMAINING SHARES IN T-SYSTEMS ITS)
- REVENUES OF [EURO] 33.7 BILLION ARE LOWER THAN IN Q1 2002 DUE TO APPRECIATION OF THE EURO AGAINST THE US DOLLAR
- MERCEDES CAR GROUP INCREASES ITS OPERATING PROFIT
- EARNINGS IMPROVEMENT AT CHRYSLER GROUP
- INCREASED UNIT SALES AND EARNINGS BY COMMERCIAL VEHICLES DIVISION
- SERVICES DIVISION IMPROVES ITS EARNINGS FROM ONGOING OPERATIONS
- ON A GROUP LEVEL FOR FULL YEAR 2003 EXPECTATION OF A HIGHER ONGOING OPERATING PROFIT MAINTAINED

NOTE:

Starting with its reporting for the year 2003, DaimlerChrysler will depart from its previous practice of presenting earnings with and without one-time effects; in the future only one figure will be reported for operating profit, net income and earnings per share. In order to ensure comparability with the prior year's figures, a reference is made to the one-time effects included in the respective prior-year quarters.

With this procedure DaimlerChrysler is following the new rules adopted by the US Securities and Exchange Commission (SEC), which must be applied for the 2003 financial year and which deal with the reporting of "one-time effects" much more restrictively.

ECONOMY AND AUTOMOTIVE INDUSTRY AFFECTED BY UNCERTAINTY

- The general situation of the global economy continued to deteriorate during the first quarter of 2003. There were additional negative effects from the conflict in Iraq and the resulting uncertainty regarding future economic developments.

- International automotive markets were significantly impacted by the weakness of the global economy. In the United States, the falling demand for automobiles led to even tougher competition with renewed increases in price incentives. Lower demand was also a feature of the markets of Western Europe.


FURTHER IMPROVEMENTS IN PROFITABILITY

- DaimlerChrysler achieved an operating profit of [EURO] 1.4 billion in the first quarter of 2003. The result of [EURO] 3.1 billion for the first quarter of 2002 included a significant one-time income (gain of [EURO]
  2.5 billion on the sale of T-Systems ITS), and certain one-time expenses (restructuring expenditure of [EURO] 0.3 billion at Chrysler Group and expenditure of [EURO] 0.1 billion related to the economic and financial crisis in Argentina).

- In view of the prevailing economic conditions, DaimlerChryster's divisions and business units have performed well in a difficult environment.

- Primarily due to the full availability of its new E-Class model, which was launched in 2002, the Mercedes Car Group division increased its operating profit by 5% to [EURO] 688 billion.

- Chrysler Group improved its result to an operating profit of [EURO] 152 million in the extremely difficult and intensely competitive US market (Q1 2002: operating loss of [EURO] 187 million including restructuring expenses).

- The programs designed to reduce costs and improve efficiency which were started in 2001 and 2002 at Commercial Vehicles have led to significant progress in the cost structures of the division's various business units. There were negative effects, however, due to the difficult markets of Western Europe and the United States. Overall, the division improved its operating profit to [EURO] 14 million (Q1 2002: operating loss of [EURO] 85 million).

- At the Services division, operating profit in the first quarter was [EURO] 419 million. However, the figure of [EURO] 2.6 billion for the prior-year quarter included a gain of [EURO] 2.5 billion resulting from the sale of the Group's remaining shares in T-Systems ITS and expenses [EURO] 0.1 billion due to the economic and financial crisis in Argentina.

- The segment of Other Activities, which mainly consists of MTU Aero Engines and our holdings in Mitsubishi Motors and EADS, achieved an operating profit of [EURO] 105 million, which was lower than in the prior year (Q1 2002:
  [EURO] 158 million).

- The Group's net income for the first quarter amounted to [EURO] 0.6 billion (Q1 2002: [EURO] 2.5 billion). Net income for the first quarter of the prior year included one-time effects, in particular the tax-free gain resulting from the sale of shares in T-Systems ITS. Earnings per share of [EURO] 0.58 were below the figure of [EURO] 2.49 for Q1 2002.

4 | Interim Report Q1 2003

1.0 MILLION VEHICLES SOLD WORLDWIDE, IN PARTICULAR LOWER PASSENGER CARS AND LIGHT TRUCKS SALES IN NORTH AMERICA

- DaimlerChrysler sold 1.0 million vehicles worldwide in the first quarter of 2003. This was 5% lower than in Q1 2002, due to weaker demand in major markets.

- Mercedes Car Group had a good start in the year 2003 and, despite declining markets, equaled its first-quarter unit sales of 2002 thanks to its extremely attractive product range. While the unit sales of the Mercedes-Benz brand increased again, unit sales of the smart brand were lower than in the prior-year quarter as a result of model improvements carried out in February, which led to customers deferring purchases.

- Like its competitors, Chrysler Group was affected by the increasingly weak demand in its markets. Unit sales of 647,400 passenger cars and light trucks were 8% lower than in Q1 2002.

- Commercial Vehicles performed well in terms of unit sales and market share. While unit sales increased in North America, unit sales decreased in Western Europe. In total, unit sales rose by 5% to 107,000 trucks, vans and buses.

- Group revenues decreased in the first quarter to [EURO] 33.7 billion
  (Q1 2002: [EURO] 36.9 billion). Adjusted to exclude the negative effects of currency translation, there was a slight increase of 2%.

A STRONGER POSITION IN ASIA

- As planned, in March 2003, DaimlerChrysler acquired a 43% interest in the shares of the commercial-vehicles business of Mitsubishi Motors Corporation
  (MMC), which was spun off in January 2003 and now operates under the name of Mitsubishi Fuso Truck and Bus Corporation (MFTBC). MMC holds 42% interest in MFTBC, and other Mitsubishi companies acquired 15%.

- The acquisition of shares in MFTBC and the joint venture with our partner in South Korea, Hyundai Motor Company, which will start operations soon, are important milestones of our strategy in Asia. We intend to strengthen our position as the world's market leader for commercial vehicles and secure it over the long term.

- DaimlerChrysler will make use of the advantages offered by our high production volumes and global presence. The Commercial Vehicles division will cooperate closely with its partners in the field of development, as well as the use of common parts and components.

368,000 EMPLOYEES WORLDWIDE

- At the end of the first quarter of 2003, DaimlerChrysler employed 367,962 persons worldwide (Q1 2002: 372,084).

- The size of the workforce decreased slightly due to the sale of production facilities and the implementation of measures designed to reduce costs and improve efficiency at Chrysler Group. Due to the acquisition of dealerships in connection with our metropolitan strategy, there was an increase in the number of employees in the sales organization for Mercedes-Benz passenger cars and commercial vehicles.

OUTLOOK

- The economic situation remains very difficult and therefore we must still assume that uncertainty among consumers and investors will continue for some time.

- Against this backdrop, in full-year 2003, Mercedes Car Group expects to match its strong results of 2002 in terms of unit sales, revenues and earnings.

- Given the difficult market conditions Chrysler Group will further intensify its efforts to realize additional cost savings. However, during the last few weeks the market environment in the US has become even more challenging. Thus it will be difficult to achieve the operating profit target of $2 billion before restructuring expenses.

- For the Commercial Vehicles division, we expect that the significant restructuring costs incurred in past years will have a positive effect in 2003, leading to better earnings than in 2002.

- In the Services division, favorable refinancing conditions, the major efforts taken in the field of cost reduction and more efficient risk controls should lead to a higher ongoing operating result than in 2002.

- MTU Aero Engines expects it will achieve an operating profit in 2003 similar to last year. Mitsubishi Motors anticipates a further improvement in unit sales and earnings for the financial year, which began on April 1. Therefore, its contribution to DaimlerChrysler's operating profit is also expected to rise. At EADS, earnings in the year 2003 are likely to be lower than in 2002 due to the further weakening in demand for civil aircraft.

- For the full-year 2003, DaimlerChrysler anticipates Group revenues of approximately [EURO] 145 billion, lower than last year due to the appreciation of the euro against the US dollar (2002: [EURO] 149.6 billion).

- Although global economic conditions have continued to deteriorate, for Group earnings we maintain our target to achieve a higher ongoing operating profit than in 2002. However, a precondition for this result remains that there are no further negative effects in our relevant markets.

                                                      Interim Report Q1 2003 | 5
       MERCEDES CAR GROUP

- INCREASE IN OPERATING PROFIT
- UNIT SALES AT PRIOR-YEAR LEVEL DESPITE WEAK MARKETS, REVENUES ROSE BY 4%
- EXCELLENT RECEPTION FOR E-CLASS STATION WAGON AND CLK CONVERTIBLE
- POSITIVE INCOMING ORDERS FOR SMART ROADSTER AND ROADSTER COUPE

                           Q1 03     Q1 03      Q1 02   Change
--------------------------------------------------------------
Amounts in millions         US $     [EURO]     [EURO]     in%
--------------------------------------------------------------
Operating profit             750       688        653       +5
--------------------------------------------------------------
Revenues                  13,542    12,424     11,931       +4
--------------------------------------------------------------
Unit sales                         291,156    292,475       -0
--------------------------------------------------------------
Production                         324,146    311,499       +4
--------------------------------------------------------------
Employees (March 31)               102,611    101,736       +1
--------------------------------------------------------------

BUSINESS TREND REMAINS POSITIVE

- The Mercedes Car Group sold 291,200 vehicles in the first quarter, similar to the high figure for Q1 2002 although markets have become even more difficult. First-quarter revenues of [EURO] 12.4 billion surpassed the level of the prior year by 4%.

- In terms of operating profit, the division's result of [EURO] 688 million was even better than high level of the prior year because of the full availability of the new E-Class. There were offsetting effects on earnings, however, due to expenditure for the launch of the E-Class station wagon and the CLK convertible. Both of these models had an excellent market reception.

A SLIGHT INCREASE IN MERCEDES-BENZ UNIT SALES

- The Mercedes-Benz brand continued to strengthen its position in the premium segment worldwide. Unit sales of 266,900 Mercedes-Benz passenger cars were slightly higher than in Q1 2002 (+1%). We achieved growth for example in Italy (+13%), Spain (+4%), the United Kingdom (+3%), the United States (+2%) and Japan (+6%). Unit sales decreased in Germany (-4%) and France (-6%).

- Due in particular to the success of the new E-Class sedan, which was launched in 2002, Mercedes-Benz was able to increase its market share of the worldwide premium segment to about 38%. 69,900 E-Class models were sold in the first quarter (+61%). With sales of 27,700 cars (+2%), the S-Class family also delivered a very good performance despite the tougher competition.

- Sales of the new CLK-Class increased by 96% to 18,600 units. Sales of the C-Class overall, however, decreased by 17% to 84,300 vehicles. More than one million cars of the C-Class family have already been sold in less than three years.

UNIT SALES

                           Q1 03     Q1 02     Change
-----------------------------------------------------
                                                 in %
-----------------------------------------------------
Total                    291,156   292,475         -0
-----------------------------------------------------
Western Europe           191,985   198,646         -3
-----------------------------------------------------
 Germany                  86,036    91,679         -6
-----------------------------------------------------
USA                       53,447    52,375         +2
-----------------------------------------------------
Japan                     10,890    11,730         -7
-----------------------------------------------------
Other markets             34,884    29,724        +17
-----------------------------------------------------

SMART: IMPETUS EXPECTED FROM THE NEW MODELS

- As expected, unit sales of smart cars decreased by 15% to 24,200 in the first quarter. This is due to significantly more intense competition for small cars in the European market, as well as customers waiting for the revised models of the smart city coupe and convertible, which were launched in February.

- Incoming orders for the revised models and for the new smart roadster and roadster coupe (available beginning in April) are developing very positively, however.

MAYBACH RECEIVES "FIVE STAR DIAMOND AWARD"

- Maybach is the first automotive brand to be presented with the "Five Star Diamond Award" by the American Academy of Hospitality Sciences. Our ultra-luxury brand was awarded this prize for its "perfect embodiment of fascination and legend." We have been delivering Maybach limousines to customers since the end of 2002. Orders have already been received for the entire production of approximately 1,000 vehicles in the year 2003.

OUTLOOK

- Under the stated conditions, the Mercedes Car Group remains confident of attaining similar results in full-year 2003 as in the prior year in terms of unit sales, revenues and earnings.

6 | Interim Report Q1 2003

       CHRYSLER GROUP

- OPERATING PROFIT INCREASES TO [EURO] 152 MILLION (Q1 2002: OPERATING LOSS OF [EURO] 187 MILLION INCLUDING RESTRUCTURING EXPENSES)
- US AUTOMOBILE MARKET AFFECTED BY UNCERTAINTY
- PRODUCTION STARTED OF NEW CHRYSLER PACIFICA AND CHRYSLER
  CROSSFIRE

                           Q1 03     Q1 03      Q1 02   Change
--------------------------------------------------------------
Amounts in millions         US $     [EURO]     [EURO]    in %
--------------------------------------------------------------
Operating profit (loss)      166       152       (187)       .
--------------------------------------------------------------
Revenues                  13,820    12,679     15,950      -21
--------------------------------------------------------------
Unit sales (shipments)             647,380    704,845       -8
--------------------------------------------------------------
Production                         652,071    697,942       -7
--------------------------------------------------------------
Employees (March 31)                94,056    104,686      -10
--------------------------------------------------------------

PROFITABILITY IMPROVES AGAIN

- Worldwide retail sales for Chrysler Group totaled 615,700 vehicles in the first quarter of 2003 (Q1 2002: 675,800). The decrease was primarily related to a softening of the US market due to political and economic uncertainty. Within the product range, there was growth in unit sales for the Dodge Ram pickup (+4%) and the Jeep Liberty (+7%), while minivan unit sales decreased by 5%.

- Factory shipments decreased by 8% to 647,400 vehicles. At the end of the first quarter, dealers' vehicle inventory levels in the United States were at 535,800 units, equivalent to 69 days' supply.

- Revenues were 21% lower at [EURO] 12.7 billion, mainly due to the appreciation of the euro against the US dollar and lower shipments. Measured in US dollars, revenues decreased by 3%.

- Operating profit climbed to [EURO] 152 million (Q1 2002: operating loss of [EURO] 187 million, including non-recurring restructuring expenses of [EURO] 314 million). There were positive effects from cost reduction efforts partially offset by lower units sales and higher price incentives.

UNIT SALES

                           Q1 03     Q1 02     Change
-----------------------------------------------------
                                                 in %
-----------------------------------------------------
Total                    647,380   704,845         -8
-----------------------------------------------------
NAFTA                    611,221   662,155         -8
-----------------------------------------------------
 USA                     530,723   573,104         -7
-----------------------------------------------------
Other markets             36,159    42,690        -15
-----------------------------------------------------

PRODUCTION STARTED OF CHRYSLER PACIFICA AND CHRYSLER CROSSFIRE

- Production of the all-new Chrysler Pacifica and Chrysler Crossfire started during the first quarter of 2003. The innovative Pacifica sports tourer combines the spaciousness of a minivan with the versatility of an SUV and the ride and handling of a sedan. The Chrysler Pacifica, which is produced in the Windsor plant in Canada, is currently arriving at dealerships. The
  Chrysler Crossfire sports coupe, which is assembled in Germany by our partner, Karmann, combines unique American design and German technology. This car will be delivered to customers starting in June.

- At the auto shows in Los Angeles and Detroit, Chrysler Group presented the Magnum and the Durango as precursors of future production vehicles to be launched at the end of 2003 and the beginning of 2004. The Chrysler Airflite concept vehicle, a sporty sedan for the volume segment, was presented at the Geneva Auto Show in March.

OUTLOOK

- The further development of the automobile market in the United States will mainly depend upon how quickly the ongoing economic and political uncertainties can be resolved.

- Given the difficult market conditions Chrysler Group will further intensify its efforts to realize additional cost savings. However, during the last few weeks the market environment in the US has become even more challenging. Thus it will be difficult to achieve the operating profit target of $2 billion before restructuring charges.

                                                      Interim Report Q1 2003 | 7

       COMMERCIAL VEHICLES

- POSITIVE EARNINGS OF [EURO] 14 MILLION (Q1 2002: OPERATING LOSS OF [EURO] 85 MILLION)
- SUCCESSFUL PRODUCTION STARTUP FOR THE NEW ACTROS HEAVY TRUCK
- JOINT VENTURE CONCLUDED WITH MITSUBISHI FUSO TRUCK AND BUS CORPORATION

                           Q1 03     Q1 03      Q1 02   Change
---------------------------------------------------------------
Amounts in millions         US $     [EURO]     [EURO]     in %
---------------------------------------------------------------
Operating profit (loss)       15        14        (85)        .
---------------------------------------------------------------
Revenues                   6,653     6,104      6,121        -0
---------------------------------------------------------------
Units sales                        107,037    101,684        +5
---------------------------------------------------------------
Production                         116,639    110,099        +6
---------------------------------------------------------------
Employees (March 31)                95,746     95,668        +0
---------------------------------------------------------------

IMPROVED OPERATING PROFIT IN A DIFFICULT MARKET

- The Commercial Vehicles division increased its unit sales by 5% to 107,000 vehicles in the first quarter of this year. Revenues of [EURO] 6.1 billion were similar to the figure for Q1 2002.

- As a result of higher unit sales and significant progress with the cost structures of all of its business units, the division achieved a strong improvement in its operating profit which rose to [EURO] 14 million
  (Q1 2002: operating loss of [EURO] 85 million).

- Due to unexpectedly high demand for heavy trucks in the US market, the Freightliner/Sterling/Thomas Built Buses business unit sold a total of 26,500 vehicles, 15% more than in the first quarter of last year.

- Unit sales by the Mercedes-Benz Trucks business unit of 21,800 vehicles were slightly lower than the number sold in the prior-year quarter (-2%). Higher unit sales in markets outside Europe were not sufficient to compensate for the effects of weaker markets in Western Europe.

- The Mercedes-Benz Vans business unit sold 52,400 vehicles in the first quarter (Q1 2002: 48,500). This increase is primarily due to the positive development of Sprinter sales in the United States. Our vans defended their leading position in the markets of Western Europe.

- First-quarter unit sales of 5,400 vehicles by the DaimlerChrysler Buses & Coaches business unit were lower than the prior-year level. In Western Europe demand seems to be stabilizing at present, but no sustained positive impetus has been observed in our important sales region of South America.

UNITS SALES

                           Q1 03     Q1 02      Change
------------------------------------------------------
                                                  in %
------------------------------------------------------
Total                    107,037   101,684          +5
------------------------------------------------------
Western Europe            53,388    54,615          -2
------------------------------------------------------
 Germany                  17,812    18,252          -2
------------------------------------------------------
USA                       24,404    20,444         +19
------------------------------------------------------
South America              8,912     9,886         -10
------------------------------------------------------
Other markets             20,333    16,739         +21
------------------------------------------------------

ONGOING PRODUCT OFFENSIVE

- The new Actros truck will be launched soon after having started production in March. Initial reactions from customers and the international press are very positive.

- At the Detroit Motor Show we presented the Sprinter van under the Dodge brand, thus creating the conditions for an improved presence in the US van market. The Unimog has already been successfully launched in North America. Our range of buses in the United States has also been substantially modernized with the introduction of the Setra TopClass 400 coach, which was specifically adapted for the American market.

OUTLOOK

- In March 2003, DaimlerChrysler acquired a 43% interest in the shares of Mitsubishi Fuso Truck and Bus Corporation. The joint venture with our partner Hyundai Motor, the Daimler Hyundai Truck Corporation, will start operations in the near future. In this way the Commercial Vehicles division will gain significant synergy potential and additional growth opportunities in Asia, the fastest-growing market for commercial vehicles in the world.

- Based on its new and attractive models and the successful implementation of its efficiency-improving programs, the division expects operating profit for full-year 2003 to be higher than in 2002, despite the difficult market conditions.

8 | Interim Report Q1 2003

       SERVICES

- FIRST-QUARTER OPERATING PROFIT OF [EURO] 419 MILLION
- FOCUS ON RISK MANAGEMENT AND IMPROVED EFFICIENCY
- STRONG GROWTH FOR DAIMLERCHRYSLER BANK

                           Q1 03     Q1 03      Q1 02   Change
--------------------------------------------------------------
Amounts in millions         US $     [EURO]     [EURO]    in %
--------------------------------------------------------------
Operating profit             457       419      2,555      -84
--------------------------------------------------------------
Revenues                   3,933     3,608      3,930       -8
--------------------------------------------------------------
Contract volume          115,172   105,662    127,606      -17
--------------------------------------------------------------
New business              12,045    11,050     12,741      -13
--------------------------------------------------------------
Employees (March 31)                10,703     10,268       +4
--------------------------------------------------------------

FURTHER IMPROVEMENT IN PROFITABILITY DESPITE UNFAVORABLE ENVIRONMENT

- The Services division generated revenues of [EURO] 3.6 billion in the first quarter of this year (Q1 2002: [EURO] 3.9 billion). The revenue decrease is primarily due to currency-translation effects; adjusted to exclude these effects, revenues would be 5% higher than last year.

- Favorable refinancing conditions and lower provisions for risks in the United States than in Q1 2002 led to a significant increase in ongoing operating result. Operating profit was [EURO] 419 million. However, the figure of [EURO] 2.6 billion for the prior-year quarter included a gain of [EURO] 2.5 billion resulting from the sale of the remaining shares in T-Systems ITS and an expense of [EURO] 0.1 billion due to the economic and financial crisis in Argentina.

- Due to currency-translation effects, new business decreased to [EURO] 11.1 billion (Q1 2002: [EURO] 12.7 billion). After adjusting to exclude these effects there is actually a growth in the United States and major European markets. In the first three months of the year, 33.3% of the vehicles sold by DaimlerChrysler worldwide were financed by or leased through DaimlerChrysler Services (Q1 2002: 32.7%).

- Contract volume was down to [EURO] 105.7 billion from [EURO] 127.6 billion at the end of Q1 2002. [EURO] 20.3 billion of this decrease is explained by the effects of currency translation. An additional factor is that there were one-time effects during 2002 from the sale of major parts of the Capital Services portfolio.

DAIMLERCHRYSLER BANK SUCCESSFUL IN DEPOSIT BUSINESS

- The DaimlerChrysler Bank performed very well in the first quarter. By the end of March, more than 100,000 customers had deposited a total of [EURO] 2.2 billion with us, significantly exceeding our expectations.

TRUCK-TOLL PREPARATIONS ON SCHEDULE

- The preparations for the introduction of a toll for heavy trucks on German autobahns starting on August 31, 2003 are running according to schedule as far as the Toll Collect consortium is concerned. We expect the EU Commission's merger investigation to come to a positive conclusion by the beginning of May 2003 at the latest.

OUTLOOK

- DaimlerChrysler Services will further improve its risk management and thus also the quality of its portfolio. In addition, we are steadily continuing with efforts to optimize our processes and intensify our links with the divisional sales departments.

- Due to favorable refinancing conditions, the major efforts taken in the fields of cost reductions and more efficient risk controls DaimlerChrysler Services anticipates despite the difficult economic environment, a further improvement in ongoing operating result for full-year 2003.

                                                      Interim Report Q1 2003 | 9
       OTHER ACTIVITIES

OTHER ACTIVITIES

                           Q1 03     Q1 03      Q1 02   Change
--------------------------------------------------------------
Amounts in millions         US $     [EURO]     [EURO]     in %
--------------------------------------------------------------
Operating profit             114       105        158       -34
--------------------------------------------------------------

The Other Activities segment includes the MTU Aero Engines business unit as well as the Group's holdings in EADS and Mitsubishi Motors Corporation. Effective April 1, 2002, TEMIC was sold to Continental, so the results of the first quarter of 2002 still include TEMIC's earnings. The Other Activities segment also includes corporate research, as well as the Group's real-estate activities and holding and finance companies.

The operating-profit contributions generated by our holdings in EADS and Mitsubishi Motors are included in the operating profit of DaimlerChrysler with a time lag of one quarter. DaimlerChrysler's operating profit for Q1 2003 therefore includes the contributions made by EADS and Mitsubishi Motors in the period of October through December 2002.

MTU AERO ENGINES

                           Q1 03     Q1 03      Q1 02   Change
--------------------------------------------------------------
Amounts in millions         US $     [EURO]     [EURO]    in %
--------------------------------------------------------------
Revenues                     485       445        562      -21
--------------------------------------------------------------
Incoming orders              838       769        583      +32
--------------------------------------------------------------
Employees (March 31)                 8,392      7,790       +8
--------------------------------------------------------------

STABLE BUSINESS DEVELOPMENTS IN A DIFFICULT ENVIRONMENT

- The first-quarter revenues of [EURO] 445 million generated by the MTU Aero Engines business unit were lower than in the prior year, as we had anticipated (Q1 2002: [EURO] 562 million). Revenues from industrial gas turbines, civil-aircraft engines and the civil maintenance business decreased due to continued difficult market conditions and the higher value of the euro against the US dollar compared with Q1 2002. Business with state clients was at a similar volume to the prior-year period.

- Incoming orders of [EURO] 769 million were significantly higher than in Q1 2002 ([EURO] 583 million). Growth in the parts business, particular for the new GP7000 engine for the A380 Airbus, was partially offset by lower orders for military-aircraft engines and for the maintenance of civil-aircraft engines.

- The 8% increase in the size of the workforce was primarily a result of the consolidation of the Atena subsidiary as of September 2002 (about 530 employees).

OUTLOOK

- Due to difficult market conditions, MTU Aero Engines' revenues for full-year 2003 will probably be slightly lower than in 2002.

- As a result of MTU Aero Engines' large share of the program for the GP7000 engine for the A380, the business unit assumes that it will achieve incoming orders at a higher level than last year. The award of the engine contract for the Airbus A400M military transport aircraft is anticipated for the first half of 2003.

10 | Interim Report Q1 2003

EADS


- The European Aeronautic Defence and Space Company (EADS) will publish its figures for the first quarter of 2003 on May 6, 2003.

- Malaysia Airlines signed a letter of intent with Airbus for the supply of six wide-body A380-800 aircraft. There are now firm orders and firm purchase commitments for 103 A380 aircraft. Airbus delivered 65 aircraft in the first three months of 2003 (Q1 2002: 72 aircraft).

- In January 2003, subject to approval by the anti-trust authorities, EADS acquired BAE Systems' 25% stake in Astrium. EADS intends to return Astrium to profitability in the year 2004.

- On March 24, 2003, EADS' shares were included in Germany's newly structured MDAX share index. On that date, its weighting of 9.43% is the highest of all the companies in the MDAX.

OUTLOOK

- EADS will also react flexibly to market changes in the year 2003.

- From today's perspective, EADS expects to deliver 300 Airbus aircraft in 2003.

- In an uncertain environment, profitability and liquidity will remain more important to EADS than market share.

MITSUBISHI MOTORS CORPORATION

- In the financial year which closed on March 31, 2003, Mitsubishi Motors (MMC) increased unit sales over the prior year by 1% to 1,717,000 million vehicles and made further progress with its restructuring. MMC will disclose its full year results for its 2002/2003 financial year on May 26.

- After its commercial-vehicle activities were spun off into the Mitsubishi Fuso Truck and Bus Corporation (MFTBC) in January 2003, MMC then sold 58% of the shares in this company in March. DaimlerChrysler acquired 43% of the shares in MFTBC, and companies of the Mitsubishi Group acquired 15%. After this spin-off, MMC will concentrate on the passenger car business.

- Based on preliminary figures, in the months of January through March 2003, unit sales of passenger cars decreased to 398,200 vehicles
  (Jan.-Mar, 2002: 412,200), primarily due to developments in the United States (-19%).

- Unit sales of the Colt, eK Wagon and the eK Sport were particularly positive. In the first three months of 2003, 27,800 Colts were sold and sales of 14,100 Colts in March set a record for sales of any MMC vehicle in any one month. More than 200,000 of the eK-series cars have been sold since the launch of these cars in October 2001, putting the eK models among the most successful cars in Japan.

- In March 2003, MMC launched its Endeavour sports utility vehicle in the United States. Planned sales of the Endeavour are approximately 80,000 units a year. For the assembly of this and other vehicles, MMC will invest some $200 million in the expansion of production capacity at its plant in Normal, Illinois.

OUTLOOK

- For the year 2003, MMC anticipates a continuation of difficult market conditions, primarily due to political uncertainty and the resulting effects on consumers' behavior.

- However, due to upcoming new product launches (e.g. the Galant and Diamante in the United States, the Outlander in Europe, and the Grandis and ek Premium in Japan), MMC is confident that it will achieve a further improvement in earnings in its present financial year.

                                                     Interim Report Q1 2003 | 11

       ANALYSIS OF THE FINANCIAL SITUATION

- FIRST-QUARTER GROUP OPERATING PROFIT OF [EURO] 1.4 BILLION COMPARED WITH [EURO] 3.1 BILLION IN 2002
- IMPROVED EARNINGS AT CHRYSLER GROUP DESPITE DIFFICULT MARKET ENVIRONMENT
- STATEMENT OF CASH FLOWS AFFECTED BY ACQUISITION OF SHARES IN MITSUBISHI FUSO TRUCK AND BUS CORPORATION

Operating Profit (Loss) by Segments

                           Q1 03     Q1 03      Q1 02
-----------------------------------------------------
In millions                 US $    [EURO]     [EURO]
-----------------------------------------------------
Mercedes Car Group           750      688         653
-----------------------------------------------------
Chrysler Group               166      152        (187)
-----------------------------------------------------
Commercial Vehicles           15       14         (85)
-----------------------------------------------------
Services                     457      419       2,555
-----------------------------------------------------
Other Activities             115      105         158
-----------------------------------------------------
Eliminations                  26       25         (14)
-----------------------------------------------------
DaimlerChrysler Group      1,529    1,403       3,080
-----------------------------------------------------

GROUP OPERATING PROFIT OF [EURO] 1.4 BILLION; PRIOR YEAR'S RESULT
SIGNIFICANTLY AFFECTED BY THE SALE OF SHARES IN T-SYSTEMS ITS

- In the first quarter of this year, DaimlerChrysler achieved an operating profit of [EURO] 1.4 billion, compared with [EURO] 3.1 billion in Q1 2002. The operating profit of the prior year included a gain of [EURO] 2.5 billion realized on the sale of shares in T-Systems ITS (formerly debis Systemhaus). In addition charges totaling [EURO] 0.4 billion, which related to the continued restructuring measures at Chrysler Group and the Argentine government's reorganization of the country's finance and banking system, reduced operating profit in the first quarter of 2002.

- The first-quarter operating profit is primarily the result of the Mercedes Car Group segment's continued high profitability, as well as improved earnings at Chrysler Group and in the Commercial Vehicles and Services segments.

MERCEDES CAR GROUP'S OPERATING PROFIT HIGHER THAN IN THE PRIOR YEAR

- The first-quarter operating profit of [EURO] 0.7 billion realized by the Mercedes Car Group segment surpassed the impressive result recorded in the prior-year period. The full availability of the new E-Class sedan and strong unit sales of the S-Class vehicles contributed to the positive earnings trend. Operating profit was negatively affected by the production startup of the E-Class station wagon and the CLK convertible at Mercedes-Benz, and the roadster models at smart.

Reconciliation to Operating Profit (Loss)

                                                     Q1 03   Q1 03   Q1 02
--------------------------------------------------------------------------
In millions                                           US $   [EURO]  [EURO]
--------------------------------------------------------------------------
Income (loss) before financial income              1,203     1,104     442
--------------------------------------------------------------------------
+ Pension and postretirement benefit expenses
  other than service cost                            229       210     (83)
--------------------------------------------------------------------------
+ Operating profit (loss) from affiliated and
  associated companies and financial income (loss)
  from related operating companies                    85        78     208
--------------------------------------------------------------------------
+ Gains from the sale of operating
  businesses                                           -         -   2,484
--------------------------------------------------------------------------
+ Miscellaneous items                                 12        11      29
--------------------------------------------------------------------------
Operating profit (loss)                            1,529     1,403   3,080
--------------------------------------------------------------------------

- The earnings contribution from smart remained negative in the first three months of 2003. In addition to the production startup costs for the roadster models, smart incurred advance expenditures for the new smart forfour and reduced its deliveries in the first quarter, as planned, due to the upcoming model updates of the smart city coupe and the smart convertible beginning in mid-February 2003.

POSITIVE OPERATING RESULTS POSTED AT CHRYSLER GROUP

- Chrysler Group posted an operating profit of [EURO] 0.2 billion in the first quarter of 2003 compared with an operating loss of [EURO] 0.2 billion in the prior-year period. The first quarter of 2002 included [EURO] 0.3 billion for restructuring charges recognized in connection with the turnaround plan for the idling, closing or disposal of certain manufacturing facilities in 2002 and 2003.

- Adjusted to exclude the prior year's restructuring charges, operating profit in the first quarter of 2003 increased slightly from the prior-year level due to a favorable shift in product mix, cost reduction and other actions taken as part of the turnaround plan, and lower customer satisfaction costs related to current and prior model years. Chrysler Group's operating results in the first quarter of 2003 were also favorably impacted by an adjustment of risk sharing between Services and Chrysler Group related to existing lease residual provisions ([EURO] 70 million). These improvements were partially offset by lower vehicle shipments and higher sales incentives.

12 | Interim Report Q1 2003

GOOD START FOR COMMERCIAL VEHICLES

- The Commercial Vehicles segment turned positive again in the first quarter of this year (Q1 2002: [EURO] 0.1 billion operating loss). This achievement in a market still characterized by great uncertainty was primarily due to the performance of the Freightliner / Sterling / Thomas Built Buses business unit. Cost savings resulting from the ongoing turnaround activities and stronger demand than had been anticipated led to a considerable improvement in profitability at this business unit.

- Despite the continued market weakness in Western Europe, particularly in Germany, the MB Trucks business unit also increased its results during the first three months of 2003 over Q1 2002 as a result of further efficiency improvements. In aggregate, the performance of the other business units was similar to the prior-year quarter.

OPERATING PROFIT AT SERVICES REFLECTS FAVORABLE REFINANCING CONDITIONS

- For the first quarter of 2003, the Services segment posted an operating profit of [EURO] 0.4 billion compared with [EURO] 2.6 billion in Q1 2002. Last year's result was significantly affected by the gain of [EURO] 2.5 billion realized on the sale of a 49.9% stake in T-Systems ITS to Deutsche Telekom. On the other hand, charges of [EURO] 0.1 billion resulted from the decision of the Argentine government to reform its financial system and monetary policy. Adjusted to exclude the gain from the sale of T-Systems ITS and the effects from the Argentine crisis, operating profit improved over last year's amount, primarily attributable to favorable refinancing conditions resulting from the continuing low level of interest rates in major markets. Another positive factor was that charges for risk provisions decreased, particularly in the United States.

SLIGHT DECREASE IN OPERATING PROFIT OF OTHER ACTIVITIES

- The operating profit generated by Other Activities in the first quarter of 2003 amounted to [EURO] 0.1 billion, compared to [EURO] 0.2 billion in the first quarter of the previous year. The contribution from EADS was impacted by impairment charges on goodwill in their aerospace business. The operating profit of the MTU Aero Engines business unit and the proportionate share in the earnings of Mitsubishi Motors were both positive.

OPERATING PROFIT (LOSS)

                           Q1 03     Q1 03      Q1 02
-----------------------------------------------------
In millions                 US $     [EURO]     [EURO]
-----------------------------------------------------
Industrial Business       1,073       985       3,013
-----------------------------------------------------
Financial Services          456       418          67
-----------------------------------------------------
DaimlerChrysler Group     1,529     1,403       3,080
-----------------------------------------------------

FINANCIAL INCOME (LOSS) AND NET INCOME

- The financial loss in the first quarter of 2003 amounted to [EURO] 0.1 billion (Q1 2002: financial income [EURO] 2.3 billion). The financial income of the prior-year quarter included the gain of [EURO] 2.5 billion realized on the sale of shares in T-Systems ITS. Adjusted to exclude this gain, the financial loss improved by [EURO] 0.1 billion in the first quarter of 2003 over Q1 2002. This improvement was mainly due to lower average levels of debt of the industrial business.

- The contributions to earnings from our operating investments, which are presented under financial income, were allocated to the respective segment's operating profit. In the period under review, this led to a net positive contribution to operating profit of [EURO] 0.1 billion.

- Net income and earnings per share for the first three months of 2003 were [EURO] 0.6 billion and [EURO] 0.58, respectively (Q1 2002: net income of [EURO] 2.5 billion and earnings per share of [EURO] 2.49). The reduction is attributable to the significant items affecting the operating profit of the prior-year period.

TOTAL ASSETS VIRTUALLY UNCHANGED

- Compared with December 31, 2002, total assets increased by [EURO] 1.5 billion to [EURO] 188.8 billion. The foreign currency-translation effects from the continued depreciation of the US dollar against the euro, which led to a reduction in total assets, were offset by higher inventories and increased trade receivables and trade liabilities. This development was primarily caused by the product offensive of the Mercedes Car Group and seasonal fluctuations in production volumes. In addition, financial assets increased because of the acquisition of shares in Mitsubishi Fuso Truck and Bus Corporation. The higher level of cash and cash equivalents at March 31, 2003, was primarily related to the accumulation of cash for the dividend for the year 2002, which was distributed in April 2003.

                                                     Interim Report Q1 2003 | 13

- Stockholders' equity increased in the first quarter of 2003 from [EURO] 34.9 billion to [EURO] 35.7 billion. As total assets increased slightly, the equity ratio, adjusted for the dividend distribution in the second quarter of [EURO]
  1.5 billion, rose by 0.3 percentage points to 18.1%. The equity ratio for the industrial business was 24.7% (December 31, 2002: 24.8%). The main reasons for the increase in stockholders' equity were the positive net income and unrealized gains from the mark-to-market valuation of the Group's derivative financial instruments. However, these effects were partially offset by reductions in stockholders' equity resulting from foreign currency translation.

STATEMENT OF CASH FLOWS AFFECTED BY ACQUISITION OF SHARES IN MITSUBISHI FUSO TRUCK AND BUS CORPORATION

- Cash provided by operating activities of [EURO] 4.0 billion in the first quarter of 2003 was slightly lower than in the first quarter of 2002 ([EURO] 4.1 billion). The decrease was primarily caused by a lower decrease in working capital at Financial Services in the first quarter of 2003 as compared with Q1 2002. On the other hand, cash provided by operating activities of the industrial business increased from [EURO] 1.6 billion in Q1 2002 to [EURO] 2.2 billion in Q1 2003.

- Cash used for investing activities rose [EURO] 2.6 billion to [EURO] 3.1 billion. The figure for the first quarter of last year was affected by the proceeds from the sale of shares in T-Systems ITS, while cash outflows in the first quarter of 2003 include cash utilized for the purchase of shares in Mitsubishi Fuso Truck and Bus Corporation.

- Cash provided by financing activities amounted to [EURO] 1.3 billion. In the first quarter of 2002, a reduction in financial liabilities resulted in a net cash outflow for financing activities of [EURO] 4.5 billion.

- Cash and cash equivalents with a maturity of three months or less increased by [EURO] 1.9 billion compared to December 31, 2002. Total liquidity, which also includes longer-term investments and securities, rose from [EURO] 12.4 billion to [EURO] 14.5 billion. The increase was related to the cash accumulated for the dividend distribution for the year 2002 that was completed in April 2003.

EVENTS AFTER THE END OF Q1 2003

- Since the end of the first quarter of 2003, there have been no further occurrences apart from the aforementioned developments which are of major significance to DaimlerChrysler and which could lead to a modified assessment of the Group's position.


THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS. THE WORDS "ANTICIPATE," "ASSUME," "BELIEVE," "ESTIMATE," "EXPECT," "INTEND," "MAY," "PLAN," "PROJECT" AND "SHOULD" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO : AN ECONOMIC DOWNTURN IN EUROPE OR NORTH AMERICA; CHANGES IN CURRENCY EXCHANGE RATES AND INTEREST RATES; INTRODUCTION OF COMPETING PRODUCTS; INCREASED SALES INCENTIVES; WHETHER THE CHRYSLER GROUP, FREIGHTLINER, AND MITSUBISHI MOTORS CAN IMPLEMENT THEIR TURNAROUND PLANS; AND DECLINE IN RESALE PRICES OF USED VEHICLES. IF ANY OF THESE OR OTHER RISKS AND UNCERTAINTIES OCCUR (SOME OF WHICH ARE DESCRIBED UNDER THE HEADING "RISK FACTORS" IN DAIMLERCHRYSLER'S MOST RECENT ANNUAL REPORT ON FORM 20-F FILED WITH THE SECURITIES AND EXCHANGE COMMISSION), OR IF THE ASSUMPTIONS UNDERLYING ANY OF THESE STATEMENTS PROVE INCORRECT, THEN ACTUAL RESULTS MAY BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. WE DO NOT INTEND OR ASSUME ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT, WHICH SPEAKS ONLY AS OF THE DATE ON WHICH IT IS
MADE.

14 | Interim Report Q1 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                       Consolidated              Industrial Business       Financial Services

                                             Q1 2003      Q1 2003      Q1 2002      Q1 2003      Q1 2002      Q1 2003      Q1 2002
----------------------------------------------------------------------------------------------------------------------------------
(in millions, except per share amounts)   (Note 1) $        [EURO]       [EURO]       [EURO]       [EURO]       [EURO]      [EURO]
----------------------------------------------------------------------------------------------------------------------------------
Revenues                                      36,730       33,697       36,907       30,089       32,977        3,608        3,930
Cost of sales                                (29,598)     (27,154)     (30,822)     (24,273)     (27,406)      (2,881)      (3,416)
GROSS MARGIN                                   7,132        6,543        6,085        5,816        5,571          727          514
----------------------------------------------------------------------------------------------------------------------------------
Selling, administrative and other expenses    (4,600)      (4,220)      (4,140)      (3,921)      (3,780)        (299)        (360)
Research and development                      (1,559)      (1,430)      (1,398)      (1,430)      (1,398)           -            -
Other income                                     230          211          209          199          187           12           22
Turnaround plan expenses - Chrysler Group          -            -         (314)           -         (314)           -            -
INCOME BEFORE FINANCIAL INCOME                 1,203        1,104          442          664          266          440          176
----------------------------------------------------------------------------------------------------------------------------------
Financial income (expense), net                 (121)        (111)       2,333         (115)       2,339            4           (6)
INCOME BEFORE INCOME TAXES                     1,082          993        2,775          549        2,605          444          170
----------------------------------------------------------------------------------------------------------------------------------
Income taxes                                    (438)        (402)        (111)        (203)         (41)        (199)         (70)
Minority interests                                (3)          (3)          (2)          (1)           -           (2)          (2)
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE
IN ACCOUNTING PRINCIPLE                          641          588        2,662          345        2,564          243           98
----------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of change in accounting
principle                                          -            -         (159)           -         (124)           -          (35)
NET INCOME                                       641          588        2,503          345        2,440          243           63
----------------------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE
----------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share
  Income before cumulative effect of
  change in accounting principle                0.63         0.58         2.65            -            -            -            -
  Cumulative effect of change in
  accounting principle                             -            -        (0.16)           -            -            -            -
NET INCOME                                      0.63         0.58         2.49            -            -            -            -
----------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share
  Income before cumulative effect of
  change in accounting principle                0.63         0.58         2.63            -            -            -            -
  Cumulative effect of change in
  accounting principle                             -            -        (0.16)           -            -            -            -
NET INCOME                                      0.63         0.58         2.47            -            -            -            -
----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

                                                     Interim Report Q1 2003 | 15

DAIMLERCHRYSLER AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

                                                        Consolidated             Industrial Business       Financial Services

                                             March 31,    March 31,     Dec. 31,   March 31,     Dec. 31,    March 31,    Dec. 31,
                                                  2003         2003         2002        2003         2002         2003        2002
                                           (unaudited)  (unaudited)              (unaudited)  (unaudited)  (unaudited) (unaudited)
----------------------------------------------------------------------------------------------------------------------------------
(in millions)                               (Note 1) $       [EURO]       [EURO]      [EURO]       [EURO]       [EURO]      [EURO]
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
----------------------------------------------------------------------------------------------------------------------------------
Goodwill                                         2,242        2,057        2,071       1,998        2,009           59          62
Other intangible assets                          3,050        2,798        2,855       2,692        2,755          106         100
Property, plant and equipment, net              39,124       35,894       36,269      35,742       36,111          152         158
Investments and long-term financial assets      10,964       10,059        9,291       9,709        8,922          350         369
Equipment on operating leases, net              29,097       26,694       28,243       3,149        3,313       23,545      24,930
FIXED ASSETS                                    84,477       77,502       78,729      53,290       53,110       24,212      25,619
----------------------------------------------------------------------------------------------------------------------------------
Inventories                                     18,743       17,195       15,642      15,536       13,965        1,659       1,677
Trade receivables                                7,825        7,179        6,297       6,799        6,005          380         292
Receivables from financial services             55,824       51,215       52,088          12           10       51,203      52,078
Other receivables                               18,047       16,557       17,573      10,683       11,159        5,874       6,414
Securities                                       3,705        3,399        3,293       2,945        2,911          454         382
Cash and cash equivalents                       12,085       11,087        9,130       9,591        8,191        1,496         939
NON-FIXED ASSETS                               116,229      106,632      104,023      45,566       42,241       61,066      61,782
----------------------------------------------------------------------------------------------------------------------------------
DEFERRED TAXES                                   3,948        3,622        3,613       3,499        3,496          123         117
----------------------------------------------------------------------------------------------------------------------------------
PREPAID EXPENSES                                 1,105        1,014          962         915          866           99          96
----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                   205,759      188,770      187,327     103,270       99,713       85,500      87,614
----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------------------------
Capital stock                                    2,870        2,633        2,633
Additional paid-in capital                       8,425        7,729        7,729
Retained earnings                               33,511       30,744       30,156
Accumulated other comprehensive loss            (5,881)      (5,395)      (5,604)
Treasury stock                                     (23)         (21)           -
STOCKHOLDERS' EQUITY                            38,902       35,690       34,914      27,071       26,294        8,619       8,620
----------------------------------------------------------------------------------------------------------------------------------
MINORITY INTERESTS                                 509          467          432         449          414           18          18
----------------------------------------------------------------------------------------------------------------------------------
ACCRUED LIABILITIES                             47,232       43,332       43,712      42,385       42,709          947       1,003
----------------------------------------------------------------------------------------------------------------------------------
Financial liabilities                           85,639       78,568       79,112      13,687       12,201       64,881      66,911
Trade liabilities                               15,380       14,110       12,342      13,821       12,106          289         236
Other liabilities                                9,625        8,830        8,843       6,250        6,152        2,580       2,691
LIABILITIES                                    110,644      101,508      100,297      33,758       30,459       67,750      69,838
----------------------------------------------------------------------------------------------------------------------------------
DEFERRED TAXES                                   2,498        2,292        2,312      (4,448)      (4,425)       6,740       6,737
----------------------------------------------------------------------------------------------------------------------------------
DEFERRED INCOME                                  5,974        5,481        5,660       4,055        4,262        1,426       1,398
----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                              166,857      153,080      152,413      76,199       73,419       76,881      78,994
----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     205,759      188,770      187,327     103,270       99,713       85,500      87,614
----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

16 | Interim Report Q1 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                            Accumulated other comprehensive income (loss)
                                                           ------------------------------------------------

                                     ADDITIONAL             CUMULATIVE    AVAILABLE-   DERIVATIVE    MINIMUM
                            CAPITAL     PAID-IN  RETAINED  TRANSLATION      FOR-SALE    FINANCIAL    PENSION  TREASURY
(IN MILLIONS OF [EURO])       STOCK     CAPITAL  EARNINGS   ADJUSTMENT    SECURITIES  INSTRUMENTS  LIABILITY     STOCK         TOTAL
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2002    2,609       7,286    26,441        3,850            61        (337)      (906)         -       39,004
====================================================================================================================================
Net income                        -           -     2,503            -             -           -          -          -        2,503
------------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income
  (loss)                          -           -         -          219           207        (151)        (1)         -          274
------------------------------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME                                                                                                    2,777
====================================================================================================================================
Purchase of capital stock         -           -         -            -             -           -          -        (21)         (21)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 2002     2,609       7,286    28,944        4,069           268        (488)      (907)       (21)      41,760
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2003    2,633       7,729    30,156          600           (74)      1,065     (7,195)         -       34,914
====================================================================================================================================
Net income                        -           -       588            -             -           -          -          -          588
------------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income
  (loss)                          -           -         -         (458)          (99)        578        188          -          209
------------------------------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME                                                                                                      797
====================================================================================================================================
Purchase of capital stock         -           -         -            -             -           -          -        (21)         (21)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 2003     2,633       7,729    30,744          142          (173)     (1,643)    (7,007)       (21)      35,690
====================================================================================================================================

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

                                                     Interim Report Q1 2003 | 17

DAIMLERCHRYSLER AG AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 Consolidated            Industrial Business  Financial Services
                                                       --------------------------------  -------------------  -------------------
                                                        Q1 2003     Q1 2003     Q1 2002   Q1 2003    Q1 2002   Q1 2003    Q1 2002
------------------------------------------------------------------------------------------------------------------------------------
(IN MILLIONS)                                          (NOTE 1)$     [EURO]      [EURO]    [EURO]     [EURO]      [EURO]   [EURO]
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                   641        588       2,503       345      2,440         243       63
------------------------------------------------------------------------------------------------------------------------------------
Income applicable to minority interests                        3          3           2         1          -           2        2
------------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of change in accounting principle            -          -         159         -        124           -       35
------------------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to net cash
  provided by operating activities:
------------------------------------------------------------------------------------------------------------------------------------
Losses (gains) on disposals of businesses                      1          1      (2,485)        1     (2,485)          -        -
------------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization of equipment on
  operating leases                                         1,545      1,417       1,808        79         32       1,338    1,776
------------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization of fixed assets              1,548      1,420       1,615     1,405      1,588          15       27
------------------------------------------------------------------------------------------------------------------------------------
Change in deferred taxes                                     119        109        (114)     (120)      (314)        229      200
------------------------------------------------------------------------------------------------------------------------------------
Equity (income) loss from associated companies                47         43         (31)       48        (22)         (5)      (9)
------------------------------------------------------------------------------------------------------------------------------------
Change in financial instruments                               59         54          12        43        (54)         11       66
------------------------------------------------------------------------------------------------------------------------------------
(Gains) losses on disposals of fixed assets/securities      (135)      (124)       (209)     (124)      (210)          -        1
------------------------------------------------------------------------------------------------------------------------------------
Change in trading securities                                  20         18          (3)       19         (3)         (1)       -
------------------------------------------------------------------------------------------------------------------------------------
Change in accrued liabilities                                513        471         629       500        601         (29)      28
------------------------------------------------------------------------------------------------------------------------------------
Turnaround plan expenses - Chrysler Group                      -          -         314         -        314           -        -
------------------------------------------------------------------------------------------------------------------------------------
Turnaround plan payments - Chrysler Group                   (101)       (93)       (128)      (93)      (128)          -        -
------------------------------------------------------------------------------------------------------------------------------------
Changes in other operating assets and liabilities:
------------------------------------------------------------------------------------------------------------------------------------
- Inventories, net                                        (2,017)    (1,850)       (814)   (1,752)      (705)        (98)    (109)
------------------------------------------------------------------------------------------------------------------------------------
- Trade receivables                                         (972)      (892)     (1,118)     (798)      (985)        (94)    (133)
------------------------------------------------------------------------------------------------------------------------------------
- Trade liabilities                                        2,120      1,945       1,455     1,889      1,505          56      (50)
------------------------------------------------------------------------------------------------------------------------------------
- Other assets and liabilities                               938        862         478       728       (117)        134      595
------------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES                      4,329      3,972       4,073     2,171      1,581       1,801    2,492
====================================================================================================================================
Purchases of fixed assets:
------------------------------------------------------------------------------------------------------------------------------------
- Increase in equipment on operating leases               (4,437)    (4,071)     (4,397)   (1,140)    (1,489)     (2,931)  (2,908)
------------------------------------------------------------------------------------------------------------------------------------
- Purchases of property, plant and equipment              (1,777)    (1,630)     (1,595)   (1,615)    (1,576)        (15)     (19)
------------------------------------------------------------------------------------------------------------------------------------
- Purchases of other fixed assets                            (56)       (51)        (60)      (33)       (42)        (18)     (18)
------------------------------------------------------------------------------------------------------------------------------------
Proceeds from disposals of equipment on
  operating leases                                         3,984      3,655       3,784     1,227      1,631       2,428    2,153
------------------------------------------------------------------------------------------------------------------------------------
Proceeds from disposals of fixed assets                       89         82         159        82        150           -        9
------------------------------------------------------------------------------------------------------------------------------------
Payments for investments in businesses                      (744)      (683)        (60)     (682)       (49)         (1)     (11)
------------------------------------------------------------------------------------------------------------------------------------
Proceeds from disposals of businesses                         19         17       4,765         8      4,694           9       71
------------------------------------------------------------------------------------------------------------------------------------
(Increase) decrease in receivables from
  financial services, net                                   (242)      (222)     (3,361)       17        (30)       (239)  (3,331)
------------------------------------------------------------------------------------------------------------------------------------
(Acquisition) disposition of securities
  (other than trading), net                                 (181)      (166)        241      (102)       216         (64)      25
------------------------------------------------------------------------------------------------------------------------------------
Change in other cash                                         (36)        (33)        34       (41)        57           8      (23)
------------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES          (3,381)     (3,102)      (490)   (2,279)     3,562        (823)  (4,052)
====================================================================================================================================
Change in financial liabilities (including
amounts for commercial paper borrowings,
net of [EURO] (1,111) ($ (1,211)) and [EURO] (1,569)
in 2003 and 2002, respectively)                            1,405       1,289     (4,452)    1,716     (3,564)       (427)    (888)
------------------------------------------------------------------------------------------------------------------------------------
Dividends paid (incl. profit transferred
  from subsidiaries)                                          (1)         (1)        (3)       (1)         1           -       (4)
------------------------------------------------------------------------------------------------------------------------------------
Proceeds from issuance of capital stock
  (incl. minority interests)                                   -           -          -       (20)       (19)         20       19
------------------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock                                   (23)        (21)       (21)      (21)       (21)          -        -
------------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES           1,381       1,267     (4,476)    1,674     (3,603)       (407)    (873)
------------------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash
  and cash equivalents (maturing within 3 months)           (218)       (200)        81      (185)        66         (15)      15
------------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS (MATURING WITHIN 3 MONTHS)                   2,111       1,937       (812)    1,381      1,606         556   (2,418)
====================================================================================================================================
CASH AND CASH EQUIVALENTS
  (MATURING WITHIN 3 MONTHS)
====================================================================================================================================
 AT BEGINNING OF PERIOD                                    9,919       9,100    10,715     8,161       7,344         939    3,371
====================================================================================================================================
 AT END OF PERIOD                                         12,030      11,037     9,903     9,542       8,950       1,495      953
====================================================================================================================================




The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

18 | Interim Report Q1 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. PRESENTATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited interim condensed consolidated financial statements ("interim financial statements") of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with Accounting Principles Generally Accepted in the United States of America ("U.S. GAAP"). All amounts herein are shown in millions of euros ("[EURO]") and as of and for the three months ended March 31, 2003, are also presented in millions of U.S. dollars ("$"), the latter being presented solely for the convenience of the reader, which is converted at the rate of [EURO] 1= $1.0900, the Noon Buying Rate of the Federal Reserve Bank of New York on March 31, 2003.

  Certain prior period amounts have been reclassified to conform with the current period presentation.

  All significant intercompany accounts and transactions have been eliminated. In the opinion of management, the interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows of the Group for the periods presented. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period or the full fiscal year. The interim financial statements should be read in conjunction with the December 31, 2002 audited consolidated financial statements and notes thereto included in DaimlerChrysler's 2002 Annual Report and its Form 20-F which was filed with the United States Securities and Exchange Commission on February 20, 2003.

  The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts recorded in the interim financial statements and accompanying notes. Actual amounts could differ from those estimates.

  Commercial practices with respect to the products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are also significantly influenced by activities of the financial services business. To enhance the readers' understanding of the Group's interim financial statements, the accompanying financial statements present, in addition to the interim financial statements, information with respect to the financial position, results of operations and cash flows of the Group's industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations or cash flows of the Group's industrial or financial services business activities. Transactions between the Group's industrial and financial businesses principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

  In November 2002, the Emerging Issues Task Force ("EITF") reached a final consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables." EITF 00-21 addresses certain aspects of the accounting of revenue arrangements with multiple deliverables by a vendor. The Issue outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The consensus reached in the Issue will be effective for DaimlerChrysler in its financial statements beginning July 1, 2003. DaimlerChrysler will apply the consensus prospectively for all transactions occurring after June 30, 2003. DaimlerChrysler is currently determining the impact of the adoption of EITF 00-21 on the Group's consolidated financial statements.

  In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB statements 5, 57, and 107 and rescission of FASB Interpretation 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements regarding obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the non-contingent portion of the obligation due to the issuance of the guarantee or, if higher, a probable loss under Statement of Financial Accounting Standards No. ("SFAS") 5, "Accounting for Contingencies." Disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002. The recognition and measurement provisions are effective for guarantees issued or modified after December 31, 2002.

                                                     Interim Report Q1 2003 | 19

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


  DaimlerChrysler determines fair value of the non-contingent portion of guarantees issued primarily based on market information including third party offers. In the absence of reliable market information, the Group uses the present value of expected future cash flows. The offsetting entry made at the initial recognition of a guarantee liability depends on the nature of the guarantee, but generally would be to expense. A systematic and rational method for subsequent measurement of the liability is determined in connection with information developed for initial measurement except for changes in the liability due to losses recognized under SFAS 5. DaimlerChrysler adopted the disclosure requirements in its 2002 consolidated financial statements. DaimlerChrysler adopted the recognition and measurement provisions effective January 1, 2003 without significant impact to the Group's consolidated financial statements.

  In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 requires disclosures in both interim and annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results (see Note
10). DaimlerChrysler applies Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees," that uses an intrinsic value based approach to measure compensation expense. The Group is currently considering whether to adopt the accounting provisions of SFAS 123 in 2003. Under SFAS 123, compensation expense of stock option plans is measured at the grant date based on the fair value of the award using an option-pricing model. Compensation expense is recognized over the service period with an offsetting credit to equity (paid-in capital). If adopted, use of the fair value based method will result in additional compensation expense in the Group's statement of income (loss) depending upon the number, price and other significant terms of the stock options granted.

  In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51," which clarifies the application of the consolidation rules to certain variable interest entities. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also provides disclosure requirements related to significant investments in variable interest entities, whether or not those entities are consolidated.

  For DaimlerChrysler, FIN 46 applied immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which DaimlerChrysler obtained an interest after that date. For variable interest entities created prior to February 1, 2003, the consolidation requirements of FIN 46 will be effective as of July 1, 2003.

  DaimlerChrysler evaluated whether it is the primary beneficiary of variable interest entities created after January 31, 2003, and concluded that it has not entered into any arrangements with variable interest entities after January 31, 2003. In addition, DaimlerChrysler is currently evaluating whether it is the primary beneficiary of certain variable interest entities created prior to February 1, 2003, and therefore would be required to consolidate them as of July 1, 2003.

  DaimlerChrysler's involvement with variable interest entities is predominantly comprised of sales of receivables to bank conduits and, to a limited extent, off-balance leasing structures.

  DaimlerChrysler sells automotive receivables to multi-seller and multi-collateralized bank conduits, which are considered variable interest entities, in the ordinary course of business. DaimlerChrysler generally remains as servicer. DaimlerChrysler also retains residual beneficial interests in the receivables sold which are designed to absorb substantially all of the credit, prepayment, and interest-rate risk of the receivables transferred to the conduit. The outstanding balance of receivables sold to conduits and the corresponding retained interest balance as of March 31, 2003, are approximately [EURO] 6.7 billion and [EURO] 1.0 billion, respectively.

20 | Interim Report Q1 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


  To a limited extent, DaimlerChrysler uses off-balance-sheet leasing structures. In these structures, a variable interest entity is established and owned by third parties. The variable interest entity raises funds by issuing either debt or equity securities to third party investors. The variable interest entity uses the debt and equity proceeds to purchase property and equipment, which is leased by the Group and used in the normal course of business. At the end of the lease term, DaimlerChrysler generally has the option to purchase the property and equipment at fair value or re-lease the property and equipment under new terms. If these structures are required to be consolidated in accordance with FIN 46, their aggregate size is expected to encompass total assets of approximately [EURO] 600 million, which also represents the Group's maximum exposure to loss as a result of its involvement with these variable interest entities. Management considers the probability of loss arising from these structures to be remote.

  DaimlerChrysler is also evaluating the extent to which it has involvement in other variable interest entities, in addition to those described above, and whether its interests are subject to the consolidation requirements of FIN 46. It is reasonably possible that DaimlerChrysler will be required to consolidate some or all of these variable interest entities as of July 1, 2003. However, DaimlerChrysler believes that the aggregate size of these variable interest entities and the Group's maximum exposure to loss as a result of its involvement with these entities are insignificant.

  At its March 20, 2003 meeting, the EITF reached consensuses on the remaining issues of EITF 02-9, "Accounting for Changes That Result in a Transferor Regaining Control of Financial Assets Sold", and the FASB ratified these consensuses at their April 2, 2003, meeting. EITF 02-9 requires the transferor to recognize at fair value financial assets previously sold when control over the financial assets is regained as if the transferor had repurchased the assets, together with a corresponding liability to the transferee. The EITF requires that no gain or loss should be recognized by the transferor if control is regained over assets sold. EITF 02-9 also applies to any beneficial interest or to qualifying special purpose entities that become non-qualifying. Servicing assets or liabilities and other retained interests continue to be accounted for separately. Loan loss allowances may not be recognized as of the repurchase date. EITF 02-9 is applicable for changes occurring after April 2, 2003, that result in the transferor regaining control over financial assets previously sold. DaimlerChrysler expects that the application of EITF 02-9 will not have a material effect on the Group's consolidated financial statements.

2. TURNAROUND PLAN FOR THE CHRYSLER GROUP

The DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in 2001. Key initiatives for the turnaround plan over the period 2001 through 2003 include a workforce reduction and an elimination of excess capacity. The workforce reduction affected represented and non-represented hourly and salary employees. To eliminate excess capacity, the Chrysler Group is idling, closing or disposing of certain manufacturing plants, eliminating shifts and reducing line speeds at certain manufacturing facilities, and adjusting volumes at component, stamping and powertrain facilities.

  The net charges recorded for the plan in the year ended December 31, 2001, were [EURO] 3,064 million ([EURO] 1,934 million net of taxes), including [EURO] 1,374 million related to workforce reductions, [EURO] 984 million related to asset write-downs and [EURO] 706 million related to other costs.

  The charges recorded for the plan in the first quarter of 2002 were [EURO] 314 million ([EURO] 212 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income ([EURO] 314 million would have otherwise been reflected in cost of sales). These additional charges were for costs associated with the idling, closing or disposal of certain manufacturing facilities in 2002 and 2003.

  In the first quarter of 2003, minor additional charges and adjustments were recorded for the plan primarily due to revisions of estimates based upon information currently available or actual settlements.

                                                     Interim Report Q1 2003 | 21

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The pretax amounts for turnaround plan charges are comprised of the following:

                                                                WORKFORCE          ASSET
(IN MILLIONS OF [EURO])                                        REDUCTIONS    WRITE DOWNS    OTHER COSTS     TOTAL
-----------------------------------------------------------------------------------------------------------------
RESERVE BALANCE AT JANUARY 1, 2002                              506                 --         510          1,016
-----------------------------------------------------------------------------------------------------------------
Additional charges                                              132                 98          84            314
-----------------------------------------------------------------------------------------------------------------
Payments                                                        (81)                --         (47)          (128)
-----------------------------------------------------------------------------------------------------------------
Amount charged against assets                                    --                (98)         --            (98)
-----------------------------------------------------------------------------------------------------------------
Amount recognized by and transferred to the employee benefit
  plans                                                         (48)                --          --            (48)
-----------------------------------------------------------------------------------------------------------------
Currency translation adjustment                                   1                 --           8              9
-----------------------------------------------------------------------------------------------------------------
RESERVE BALANCE AT MARCH 31, 2002                               510                 --         555          1,065
-----------------------------------------------------------------------------------------------------------------
   Additional charges                                           221                171          15            407
-----------------------------------------------------------------------------------------------------------------
   Adjustments                                                  (41)                30         (16)           (27)
-----------------------------------------------------------------------------------------------------------------
Net Charges                                                     180                201          (1)           380
-----------------------------------------------------------------------------------------------------------------
Payments                                                       (216)                --        (168)          (384)
-----------------------------------------------------------------------------------------------------------------
Amount charged against assets                                    --               (201)         (6)          (207)
-----------------------------------------------------------------------------------------------------------------
Amount recognized by and transferred to the employee benefit
  plans                                                        (104)                --          --           (104)
-----------------------------------------------------------------------------------------------------------------
Currency translation adjustment                                 (90)                --         (75)          (165)
-----------------------------------------------------------------------------------------------------------------
RESERVE BALANCE AT DECEMBER 31, 2002                            280                 --         305            585
-----------------------------------------------------------------------------------------------------------------
   Additional charges                                             7                 --          --              7
-----------------------------------------------------------------------------------------------------------------
   Adjustments                                                   14                 --         (21)            (7)
-----------------------------------------------------------------------------------------------------------------
Net charges                                                      21                 --         (21)            --
-----------------------------------------------------------------------------------------------------------------
Payments                                                        (38)                --         (55)           (93)
-----------------------------------------------------------------------------------------------------------------
Amount charged against assets                                    --                 --          (2)            (2)
-----------------------------------------------------------------------------------------------------------------
Currency translation adjustment                                  (2)                --          (9)           (11)
-----------------------------------------------------------------------------------------------------------------
RESERVE BALANCE AT MARCH 31, 2003                               261                 --         218            479
-----------------------------------------------------------------------------------------------------------------

  Workforce reduction charges during the three months ended March 31, 2003 and 2002, relate to involuntary severance benefits ([EURO] 21 million and [EURO] 82 million, respectively) and early retirement incentive programs ([EURO] - million and [EURO] 50 million, respectively). The number of employees voluntarily affected by the plan in the first quarter of 2003 was not significant. The voluntary early retirement programs, accepted by 1,180 employees during the first quarter of 2002, are formula driven based on salary levels, age and past service. In addition, 686 employees were involuntarily affected by the plan in the first quarter of 2003. The number of employees involuntarily affected by the plan in the first quarter of 2002 was not significant. The amount of involuntary severance benefits paid and charged against the liability in the first quarter of 2003 and 2002 was [EURO]
 5 million and [EURO] 43 million, respectively. The amount recognized by and transferred to the employee benefit plans represents the cost of the special early retirement programs and the curtailment of prior service costs actuarially recognized by the pension and postretirement health and life insurance benefit plans.

  As a result of the planned idling, closing or disposal of certain manufacturing facilities, the ability to recover the carrying values of certain long-lived assets at these plants were determined to be impaired. Accordingly, the Chrysler Group recorded impairment charges of [EURO] 98 million in the first quarter of 2002. The impairment charges represent the amount by which the carrying values of the property, plant, equipment and tooling exceeded their respective fair market values as determined by third party appraisals or comparative market analyses developed by the Chrysler Group.

  Other costs primarily include supplier contract cancellation costs.

  The Chrysler Group sold the Dayton Thermal Products facility on May 1, 2002, to a joint venture company with Behr America, Inc. and will maintain a minority interest for two years. In addition, the Chrysler Group sold the Graz, Austria, plant to Magna International Inc. on July 12, 2002. The exit costs of these two plant sales were provided for in the turnaround plan charges.

  The Chrysler Group may recognize additional restructuring costs in the remaining nine months of 2003 relating to the divestiture of selected assets. The Chrysler Group expects cash payments of $0.3 billion in 2003 for the previously recorded charges.

22 | Interim Report Q1 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. ACQUISITIONS AND DISPOSITIONS

  On March 14, 2003, DaimlerChrysler acquired from Mitsubishi Motors Corporation ("MMC") a 43% non-controlling interest of Mitsubishi Fuso Truck and Bus Corporation ("MFTBC") for approximately [EURO] 710 million in cash, of which [EURO]674 million was paid in the first quarter of 2003. The total purchase price is subject to a post-closing adjustment specified in an agreement between DaimlerChrysler and MMC. Due to favorable euro-to-yen exchange rate movements since the announcement of the transaction, the purchase price is expected to be approximately [EURO] 50 million less than the initially planned [EURO] 760 million. A calculated amount of [EURO] 30 million was allocated preliminarily to investor-level goodwill (see Note 5). DaimlerChrysler accounts for its investment in MFTBC using the equity method. Because DaimlerChrysler is unable to obtain U.S. GAAP information on a timely basis from MFTBC, the Group will include its proportionate share of MFTBC's results of operations on a three month lag. Such results will be included in the Group's Commercial Vehicles segment. Also on March 14, 2003, ten Mitsubishi Group companies, including Mitsubishi Corporation, Mitsubishi Heavy Industries and Bank of Tokyo-Mitsubishi, entered into a separate share sale and purchase agreement with MMC pursuant to which they purchased from MMC a total minority interest of 15% of MFTBC's shares for approximately [EURO] 245 million in cash, subject to a post-closing adjustment. As a result of the transactions described above, MMC now retains a 42% non-controlling interest in MFTBC.

4. CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

GOODWILL AND OTHER INTANGIBLE ASSETS: DaimlerChrysler adopted SFAS 142 on January 1, 2002. The transitional goodwill impairment evaluation and the recognition of the transition impairment charge of [EURO] 159 million ([EURO]
0.16 per share) was completed in December 2002. However, because this transitional impairment charge relates to goodwill existing as of January 1, 2002, the cumulative effect of the change in accounting principle was recorded retroactive to DaimlerChrysler's first quarter 2002 consolidated financial statements.

5. GOODWILL

During the three months ended March 31, 2003, goodwill of [EURO] 43 million was recorded in connection with the acquisition of dealerships in Europe and [EURO] 3 million was recorded in connection with certain other acquisitions, none of which were material. The remaining changes in the carrying amount of goodwill primarily relate to currency translation adjustments.

  As of March 31, 2003, goodwill relates to Mercedes Car Group ([EURO] 137 million), Chrysler Group ([EURO] 1,120 million), Commercial Vehicles ([EURO] 697 million), Services ([EURO] 59 million) and Other Activities ([EURO] 44 million).

  DaimlerChrysler's investor-level goodwill in companies accounted for using the equity method was [EURO] 845 million at March 31, 2003. Such goodwill is not subject to the impairment tests required by SFAS 142. Instead, the total investment, including investor-level goodwill, will continue to be evaluated for impairment when conditions indicate that a decline in fair value of the investment below the carrying amount is other than temporary. Investor-level goodwill currently includes [EURO] 30 million recorded in connection with the purchase of a 43% interest in MFTBC (see Note 3). As of March 31, 2003, valuations to determine the fair values of certain intangible assets of MFTBC had not yet been finalized. Consequently, the purchase price allocation is preliminary and currently assumes that the entire excess purchase price over DaimlerChrysler's proportionate share of the net assets acquired of [EURO] 30 million represents investor-level goodwill. The amount currently assigned to investor-level goodwill is subject to change once the determination of a post-closing adjustment, if any, is finalized and the fair values are established for certain intangible and tangible assets and any related deferred tax effects. DaimlerChrysler believes that the effects of these purchase price allocation adjustments will not have a material impact on its consolidated results of operations.

                                                     Interim Report Q1 2003 | 23

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. OTHER INTANGIBLE ASSETS

Other intangible assets comprise:

                                                           AT MARCH 31,         AT DEC 31,
(IN MILLIONS OF [EURO])                                            2003               2002
------------------------------------------------------------------------------------------
Other intangible assets subject to amortization
------------------------------------------------------------------------------------------
   Gross carrying amount                                          1,042              1,036
------------------------------------------------------------------------------------------
   Accumulated amortization                                        (650)              (634)
------------------------------------------------------------------------------------------
Net carrying amount                                                 392                402
------------------------------------------------------------------------------------------
Other intangible assets not subject to amortization               2,406              2,453
------------------------------------------------------------------------------------------
                                                                  2,798              2,855
------------------------------------------------------------------------------------------

DaimlerChrysler's other intangible assets subject to amortization primarily represent software. During the three months ended March 31, 2003, additions of [EURO] 34 million were recognized, primarily relating to software. The aggregate amortization expense for the three months ended March 31, 2003 and 2002, was [EURO] 35 million and [EURO] 43 million, respectively.

  Amortization expense for the gross carrying amount of other intangible assets at March 31, 2003, is estimated to be [EURO] 103 million for the remainder of 2003, [EURO] 101 million in 2004, [EURO] 64 million in 2005, [EURO] 32 million in 2006, [EURO] 21 million in 2007 and [EURO] 14 million in 2008.

  Other intangible assets not subject to amortization represent intangible pension assets.

7. INVENTORIES

Inventories are comprised of the following:

                                                           AT MARCH 31,         AT DEC 31,
(IN MILLIONS OF [EURO])                                            2003               2002
------------------------------------------------------------------------------------------
Raw materials and manufacturing supplies                          1,885              1,900
------------------------------------------------------------------------------------------
Work-in-process                                                   3,135              2,693
------------------------------------------------------------------------------------------
Finished goods, parts and products held for resale               12,701             11,567
------------------------------------------------------------------------------------------
Advance payments to suppliers                                        73                 63
------------------------------------------------------------------------------------------
                                                                 17,794             16,223
------------------------------------------------------------------------------------------
Less: Advance payments received                                    (599)              (581)
------------------------------------------------------------------------------------------
                                                                 17,195             15,642
------------------------------------------------------------------------------------------

8. CASH AND CASH EQUIVALENTS

As of March 31, 2003 and December 31, 2002, cash and cash equivalents include [EURO] 50 million and [EURO] 30 million, respectively, of deposits with original maturities of more than three months.

9. STOCKHOLDERS' EQUITY

  During the first quarter of 2003, DaimlerChrysler purchased approximately 0.8 million of its Ordinary Shares in connection with an employee share purchase plan.

On April 9, 2003, the annual meeting authorized the Board of Management through April 8, 2008, upon approval of the Supervisory Board, to increase capital stock by issuing new, no par value registered shares in exchange for cash contributions totaling [EURO] 500 million as well as by issuing new, no par value registered shares in exchange for non-cash contributions totaling [EURO] 500 million and to increase capital stock by issuing Ordinary Shares to employees totaling [EURO] 26 million. To be effective, these amounts must be included in the commercial register. In addition, DaimlerChrysler is authorized through October 9, 2004, to acquire treasury stock for certain defined purposes up to a maximum nominal amount of [EURO] 263 million of capital stock, representing approximately 10% of issued and outstanding capital stock.

10. STOCK-BASED COMPENSATION

In April 2000, the Group's shareholders approved the DaimlerChrysler Stock Option Plan 2000 which provides for the granting of stock options for the purchase of DaimlerChrysler Ordinary Shares to eligible employees. Options granted under the Stock Option Plan 2000 are exercisable at a reference price per DaimlerChrysler Ordinary Share determined in advance plus a 20% premium. The options become exercisable in equal installments on the second and third anniversaries from the date of grant. All unexercised options expire ten years from the date of grant. If the market price per DaimlerChrysler Ordinary Share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%.

  For the periods presented herein, the Group has applied the recognition and measurement provisions of APB 25 and related Interpretations in accounting for those plans. The following table illustrates the effect on net income and earnings per share as if the fair value method of SFAS 123 had been applied to all outstanding and unvested stock options in each period.

24 | Interim Report Q1 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        AT MARCH 31,
                                                                                     2003        2002
----------------------------------------------------------------------------------------------------
Net Income (in millions of [EURO])
----------------------------------------------------------------------------------------------------
Net income, as reported before cumulative effect
of change in accounting principle                                                     588       2,662
----------------------------------------------------------------------------------------------------
   Add: Stock-based employee compensation expense included in reported net income,
   net of related tax effects                                                          10           2
----------------------------------------------------------------------------------------------------
   Deduct: Total stock-based employee compensation expense determined under fair
   value based method for all awards, net of related tax effects                      (42)        (23)
----------------------------------------------------------------------------------------------------
PRO FORMA NET INCOME                                                                  556       2,641
----------------------------------------------------------------------------------------------------

Earnings per share (in [EURO]):
----------------------------------------------------------------------------------------------------
Basic - as reported before
cumulative effect of change in accounting principle                                  0.58        2.65
----------------------------------------------------------------------------------------------------
Basic - pro forma                                                                    0.55        2.63
----------------------------------------------------------------------------------------------------
Diluted - as reported before
cumulative effect of change in accounting principle                                  0.58        2.63
----------------------------------------------------------------------------------------------------
Diluted - pro forma                                                                  0.55        2.61
----------------------------------------------------------------------------------------------------

At March 31, 2003, issued and unexercised options amounted to 53.1 million, of which 7.5 million were exercisable.

11. ACCRUED LIABILITIES

Accrued liabilities are comprised of the following:

                                                                           AT MARCH 31,  AT DEC. 31,
(IN MILLIONS OF [EURO])                                                            2003         2002
----------------------------------------------------------------------------------------------------
Pension plans and similar obligations                                             16,015      15,909
----------------------------------------------------------------------------------------------------
Income and other taxes                                                             3,573       3,621
----------------------------------------------------------------------------------------------------
Other accrued liabilities                                                         23,744      24,182
----------------------------------------------------------------------------------------------------
                                                                                  43,332      43,712
----------------------------------------------------------------------------------------------------

The Group issues various types of contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. In addition, the accrued liability for product warranties covers expected costs for policy coverage, recall campaigns and buyback commitments. The changes in provisions for those product warranties are summarized as follows:

(IN MILLIONS OF [EURO])
----------------------------------------------------------------------------------------------------
Balance at January 1, 2003                                                                     9,014
----------------------------------------------------------------------------------------------------
Currency change                                                                                 (161)
----------------------------------------------------------------------------------------------------
Utilizations and transfers                                                                    (1,224)
----------------------------------------------------------------------------------------------------
Changes from product warranties issued in 2003                                                 1,492
----------------------------------------------------------------------------------------------------
Changes from prior period product warranties issued                                             (118)
----------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 2003                                                                      9,003
----------------------------------------------------------------------------------------------------

12. SEGMENT REPORTING

Segment information for the three months ended March 31, 2003 and 2002, is as follows:

                                  MERCEDES   CHRYSLER   COMMERCIAL                   OTHER
(IN MILLIONS OF [EURO])          CAR GROUP      GROUP     VEHICLES   SERVICES   ACTIVITIES   ELIMINATIONS  CONSOLIDATED
----------------------------------------------------------------------------------------------------------------------
MARCH 31, 2003
----------------------------------------------------------------------------------------------------------------------
Revenues                            11,726     12,679        5,708      3,115          469             -        33,697
----------------------------------------------------------------------------------------------------------------------
Intersegment sales                     698          -          396        493           68        (1,655)            -
----------------------------------------------------------------------------------------------------------------------
Total revenues                      12,424     12,679        6,104      3,608          537        (1,655)       33,697
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Operating Profit                       688       152            14        419          105            25         1,403
----------------------------------------------------------------------------------------------------------------------

MARCH 31, 2002
----------------------------------------------------------------------------------------------------------------------
Revenues                            11,285     15,756        5,789      3,480          597             -        36,907
----------------------------------------------------------------------------------------------------------------------
Intersegment sales                     646        194          332        450           69        (1,691)            -
----------------------------------------------------------------------------------------------------------------------
Total revenues                      11,931     15,950        6,121      3,930          666        (1,691)       36,907
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Operating Profit (Loss)                653       (187)         (85)     2,555          158           (14)        3,080
----------------------------------------------------------------------------------------------------------------------

                                                     Interim Report Q1 2003 | 25

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


In the first quarter of 2003, the Chrysler Group and Services segments agreed to a new arrangement regarding the sharing of risks associated with the residual values of certain leased vehicles, which were previously expensed by the Group in years prior to 2001, between the Chrysler Group and Services. The non-cash effect of transferring such risks in the first quarter of 2003 resulted in [EURO] 70 million of additional revenue and operating profit for the Chrysler Group and [EURO] 70 million of additional cost of sales and reduced operating profit for Services.

  The reconciliation to operating profit is as follows:

                                                                                       THREE MONTHS ENDED
                                                                                            MARCH 31,
(IN MILLIONS OF [EURO])                                                               2003            2002
-----------------------------------------------------------------------------------------------------------
Income before financial income                                                       1,104             442
-----------------------------------------------------------------------------------------------------------
  Pension, postretirement and other benefit expenses other than service costs          210             (83)
-----------------------------------------------------------------------------------------------------------
  Operating income from affiliated, associated and related companies                    78             208
-----------------------------------------------------------------------------------------------------------
  Gain on disposal of businesses                                                         -           2,484
-----------------------------------------------------------------------------------------------------------
  Miscellaneous                                                                         11              29
-----------------------------------------------------------------------------------------------------------
CONSOLIDATED OPERATING PROFIT                                                        1,403           3,080
-----------------------------------------------------------------------------------------------------------

13. EARNINGS PER SHARE

The computation of basic and diluted earnings per share for "Income before cumulative effect of change in accounting principle" is as follows (in millions of [EURO] or millions of shares, except earnings per share):

                                                                                       THREE MONTHS ENDED
                                                                                            MARCH 31,
                                                                                      2003             2002
-----------------------------------------------------------------------------------------------------------
Income before cumulative effect of change in accounting principle - basic              588            2,662
-----------------------------------------------------------------------------------------------------------
  Interest expense on convertible bonds and notes (net of tax)                           1                6
-----------------------------------------------------------------------------------------------------------
Income before cumulative effect of change in accounting principle - diluted            589            2,668
-----------------------------------------------------------------------------------------------------------

Weighted average number of shares outstanding - basic                              1,012.7          1,003.2
-----------------------------------------------------------------------------------------------------------
  Dilutive effect of convertible bonds and notes                                       1.1             10.7
-----------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding - diluted                            1,013.8          1,013.9
-----------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE BEFORE CUMULATIVE
EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE
-----------------------------------------------------------------------------------------------------------
  Basic                                                                               0.58             2.65
-----------------------------------------------------------------------------------------------------------
  Diluted                                                                             0.58             2.63
-----------------------------------------------------------------------------------------------------------

Options issued in connection with the 2000 Stock Option Plan in 2000, 2001 and 2002 were not included in the computation of diluted earnings per share for 2002 and 2003 because the options' underlying exercise price was greater than the average market price for DaimlerChrysler Ordinary Shares for the three months ended March 31, 2003 and 2002.

14. LITIGATION AND CLAIMS

  In the first quarter of 2003, forty purported class action lawsuits alleging violations of antitrust law were filed against DaimlerChrysler, six other motor vehicle manufacturers, operating subsidiaries of those companies in both the United States and Canada, the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Sixteen complaints were filed in federal courts in various states and twenty-four have been filed in state courts. The complaints allege that the defendants conspired to prevent the sale to U.S. consumers of vehicles sold by dealers in Canada in order to maintain new car prices at artificially high levels in the U.S. They seek treble damages on behalf of everyone who bought or leased a new vehicle in the U.S. since January 1, 2001. DaimlerChrysler believes the complaints against it are without merit and plans to defend against them vigorously.

26 | Interim Report Q1 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


15. COMMITMENTS AND CONTINGENCIES

Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

                                                                   MAXIMUM POTENTIAL             AMOUNT RECOGNIZED
                                                                   FUTURE OBLIGATION                AS A LIABILITY
------------------------------------------------------------------------------------------------------------------
                                                          AT MARCH 31,   AT DEC. 31,    AT MARCH 31,   AT DEC. 31,
(IN MILLIONS OF [EURO])                                           2003          2002            2003          2002
------------------------------------------------------------------------------------------------------------------
Guarantees for third party liabilities                           2,117         2,119             364           370
------------------------------------------------------------------------------------------------------------------
Guarantees under buy-back commitments                            2,352         2,663             664           724
------------------------------------------------------------------------------------------------------------------
Performance guarantees and environmental risks                     755           581             372           370
------------------------------------------------------------------------------------------------------------------
Other                                                              777           830             215           246
------------------------------------------------------------------------------------------------------------------
                                                                 6,001         6,193           1,615         1,710
------------------------------------------------------------------------------------------------------------------

  The parent company of the Group (DaimlerChrysler AG) provides guarantees to third parties of certain obligations of its consolidated subsidiaries. At March 31, 2003, these guarantees amounted to [EURO] 51.3 billion. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above table.

  On March 11, 2003, DaimlerChrysler signed an agreement, subject to approval by the Parliament of the Free and Hanseatic City of Hamburg, with the City of Hamburg, Germany, a holder of 6% of the common shares of DaimlerChrysler Luft-und Raumfahrt Holding Aktiengesellschaft ("DCLRH"), a majority-owned subsidiary of the Group. Pursuant to the terms of the agreement and upon execution of the agreement, DaimlerChrysler will have a call option and the City of Hamburg will have a put option which, upon exercise by either party, will require the shares of DCLRH held by the City of Hamburg to be transferred to DaimlerChrysler. In consideration for these shares, DaimlerChrysler will pay the City of Hamburg a minimum of [EURO] 450 million in cash or shares of the European Aeronautic Defence and Space Company EADS N.V. ("EADS") or a combination of both.

  DaimlerChrysler's call option would become exercisable at January 1, 2005. The City of Hamburg's put option would become exercisable at the earlier of October 1, 2007, or upon the occurrence of certain events which are solely within the control of DaimlerChrysler. DaimlerChrysler believes the likelihood that these certain events will occur is remote.

                                                                                       Interim Report Q1 2003/27


INVESTOR RELATIONS                                     FINANCIAL DIARY 2003
contact
                                                       INTERIM REPORT Q2 2003
STUTTGART                                              July 24, 2003
Phone (+49) 711 17 92261, 17 95277 or 17 95256
Fax (+49) 711 17 94075 or 17 94109
                                                       INTERIM REPORT Q3 2003
                                                       October 21, 2003
NEW YORK
Phone (+1) 212 909 9080
Fax   (+1) 212 909 9085                                CONCEPT AND CONTENT:
                                                       DaimlerChrysler AG,
                                                       Investor Relations

                                                       DaimlerChrysler AG
                                                       Stuttgart, Germany
Additional information on DaimlerChrysler              Auburn Hills, USA
is available on the Internet at:                       www.daimlerchrysler.com
www.daimlerchrysler.com


                                 DaimlerChrysler AG
                                 Stuttgart, Germany
                                 Auburn Hills, USA
                               www.daimlerchrysler.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             DaimlerChrysler AG


                             By: /s/ ppa.  Robert Koethner
                                 ----------------------------------
                                 Name:     Robert Koethner
                                 Title:    Vice President
                                           Chief Accounting Officer


                             By: /s/ i. V. Silvia Nierbauer
                                 ----------------------------------
                                 Name:     Silvia Nierbauer
                                 Title:    Director


Date: April 24, 2003